NEWS RELEASE: December 18, 2007

ALMADEN OPTIONS NICOAMEN RIVER TO ZENITH INDUSTRIES CORP.

Almaden Minerals Ltd. (“Almaden”; TSX: AMM; AMEX: AAU) is pleased to announce that it has signed an option agreement with Zenith Industries Corp. (“ZIN”; TSXV: ZIN.PCGH) whereby ZIN can acquire a 60% interest in Almaden’s Nicoamen River project, British Columbia. Under the terms of the agreement ZIN can acquire the 60% interest in the project by issuing 1 Million shares of ZIN and  spending $4.0 Million on the project over a five year period, after which time the two parties shall each fund their pro rata share of all costs required in connection with ongoing development and mining operations.

The 2607 hectare Nicoamen River property lies over the headwaters of the Nicoamen River which drains west into the Fraser River and is within the Spences Bridge Gold belt. It was staked by Almaden after a Company crew found mineralized gold bearing quartz float with epithermal textures within in the property area. Subsequent property work identified a number of significant gold in soil anomalies and these have not yet been investigated.

“We are very pleased to be partnered with Zenith Industries Corp. to explore our Nicoamen River project which has the potential to host a significant epithermal gold deposit.” commented J.D. Poliquin, Chairman and CEO of Almaden.

Morgan Poliquin, P. Eng., a director of Almaden and a qualified person under the meaning of National Instrument 43-101, reviewed the technical information reported in this news release.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and American Stock Exchanges have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.